United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Form RW - Request for Withdrawal

RE:
EVCARCO, Inc.
Registration Statement on Form S-1 (File No. 333-158293)
Filed on July 27, 2010
As amended on Form S-1/A First Amendment, filed on August 3, 2010
As further amended on Form S-1/A Second Amendment, filed on August 23, 2010

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), EVCARCO, Inc. (the “Company”) hereby respectfully requests withdrawal of the above-referenced registration statement on Form S-1, together with all exhibits and amendments thereto (collectively, the “Registration Statement”) on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

The Company hereby confirms that no securities were issued or sold pursuant to the Registration Statement.

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement, as amended, to be signed on its behalf by the undersigned, thereunto duly authorized, in Fort Worth, Texas on April 29, 2011.

EVCARCO, INC.

By:	/s/ Nikolay Frolov
Name: Nikolay Frolov
Title: CFO